Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, Ontario, M5K 1J7	Tel: 416 864 1234 Fax: 416 864 1174 www.ey.com

June 16, 2015

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Office of the Attorney General, Prince Edward Island
Registrar of Securities, Department of Community Services, Government of Yukon
Registrar of Securities, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Government of Nunavut

Dear Sirs / Mesdames:

Re: Alignvest Acquisition Corporation

We refer to the prospectus of Alignvest Acquisition Corporation (the "Company") dated June 16, 2015 relating to the sale and issue of 22,500,000 Class A Restricted Voting Units at $10.00 per unit.

We consent to being named and to the use, in the above-mentioned prospectus, of our report dated May 22, 2015 to the directors of the Company on the following financial statements:

  Statement of financial position as at May 19, 2015; and

  Statements of income and comprehensive income, changes in shareholder’s equity and cash flows for the period ended May 19, 2015, and a summary of significant accounting policies and other explanatory information.

We report that we have read the prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditors’ consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

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